ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

MARC S. WOOLF, ESQ

DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

December 15, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hour Loop, Inc. Registration Statement on Form S-1 Filed on October 28, 2021 File No. 333-260540

Dear Sir or Madam:

We have electronically filed herewith on behalf of Hour Loop, Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1. Amendment No. 1 is marked to show changes made from the previous filing made on October 28, 2021 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Sam Lai, Chief Executive Officer of the Company, dated November 16, 2021. We trust you shall deem the contents of this letter responsive to your comment letter.

Registration Statement on Form S-1

Prospectus Summary

Improving Sales of Popular Items and Securing the Inventories Without Paying Higher Storage Fees by Partnering with Third Party Warehouses, page 9

1.	Comment: We note your revised disclosure in response to prior comment 4. Please clarify the status of any such relationships, disclosing whether you have contracted for storage with any third-party warehouses.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No.1 to disclose its contracting of third-party warehousing services for storage on pages 9 and 47.

Selected Historical Consolidated Financial Data

Balance Sheet Data (at period end), page 15

2.	Comment: The amounts of your working capital, total liabilities and stockholders’ equity as of December 31, 2020 as disclosed on page 16 do not agree to the amounts reflected in your audited balance sheet at this date. Please reconcile and revise these disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 so that working capital, total liabilities and stockholders’ equity as of December 31, 2020 agree with the amounts reflected in the audited balance sheet as of December 31, 2020.

Risk Factors

By purchasing common stock in this offering, you are bound by the fee-shifting provision..., page 26

3.	Comment: We note your revised disclosure in response to prior comment 5. Please expand your disclosure to address the validity of such provision in light of the adoption of DGCL§§102(f) and 109(b), which prohibit Delaware corporations from including fee-shifting provisions for internal corporate claims in their certificates of incorporation or bylaws.

Response: In response to the Staff’s comment, the Company has amended its Bylaws as well as Amendment No. 1 to reflect that the fee-shifting provision does not apply to internal corporate claims.

Use of Proceeds, page 36

4.	Comment: We note your revised disclosure in response to prior comment 6 reflects that you intend to repay the December 2020 loan. Please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. However, as discussed with Staff, there was no use of the proceeds of such indebtedness other than short-term borrowings used for working capital.

Capitalization, page 36

5.	Comment: It does not appear that you have reflected the repayment of the December 2020 loan in the amount of $1,004,907 in your “pro forma as adjusted” cash and cash equivalents balance. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised capitalization in Amendment No. 1 to reflect the repayment of the December 2020 loan and accrued interest in the aggregate amount of approximately $1,004,907 in the “as adjusted” cash and cash equivalents balance.

6.	Comment: Please revise your capitalization table to disclose your capitalization as of June 30, 2021 on a “pro forma” basis prior to giving effect to the offering and the related use of proceeds.

Response: The Company acknowledges the Staff’s comment. However, as discussed with Staff, there is no longer a need to revise the Company’s capitalization table as the capitalization has been updated as of September 30, 2021 and there are no longer items that need to be reported on a “pro forma” basis prior to giving effect to the offering and the related use of proceeds. In light of the foregoing, as discussed with Staff, the Company has deleted the bullet point preceding the capitalization table which describes items being disclosed on a pro-forma basis and deleted the “Pro forma” column from the capitalization table. Therefore, this SEC comment is no longer applicable.

Also, your total capitalization amounts presented in each column should include your long-term debt. Please revise.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 so that total capitalization amounts presented in each column include its long-term debt.

7.	Comment: We are unable to determine how you computed your pro forma as adjusted paid in capital of $3,718,627 as of June 30, 2021. Please provide us with your computations of this amount.

Response: The Company computed its as adjusted paid in capital of $4,727,875 as of September 30, 2021 as follows ($4,291 actual (unaudited) paid in capital plus $6,000,000 gross proceeds minus $480,000 commissions minus $796,266 offering expenses minus $150 increase in common stock from par value).

If the Staff has any further comments regarding Pre-Effective Amendment No. 1 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Tatiana Meadows/U.S. Securities and Exchange Commission
Linda Cvrkel/U.S. Securities and Exchange Commission
Karina Dorin/U.S. Securities and Exchange Commission
Timothy S. Levenberg/U.S. Securities and Exchange Commission
Sam Lai/Hour Loop, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832